Penn Virginia Corporation

               One Radnor Corporate Center, Suite 200
                100 Matsonford Road, Radnor, PA 19087


FOR IMMEDIATE RELEASE

Contact:   Steven W. Tholen,
           Vice President and Chief Financial Officer
           (610) 687-8900  Fax: (610) 687-3688

    PENN VIRGINIA CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN
---------------------------------------------------------------


     RADNOR, PA, FEBRUARY 11, 1998.  Penn Virginia Corporation
(NYSE: PVA) today announced that the Board of Directors adopted a shareholder rights plan as well as certain bylaw amendments.

     Pursuant to the plan, the Board declared a distribution of one right for each share of common stock which is outstanding on February 21 , 1998. Common stock issued after February 21, 1998 will be issued with an attached right. Each right entitles the holder to purchase one one-thousandth of a share of preferred stock at an initial exercise price of $100 per share.

     Initially, the rights will be attached to the Company's common stock and will not be exercisable. Rights become exercisable only after 10 days following the acquisition by a person or group of 15 percent or more of the outstanding common stock or 10 business days (or a later date following such announcement if determined by the Board of Directors in accordance with the plan) after the announcement of a tender offer or exchange offer to acquire 15 percent or more of the outstanding common stock.

     If such a person or group acquires 15 percent or more of the common stock, each right (other than such person's or group's rights, which will become void) will entitle the holder to purchase, at the exercise price, common stock having a market value equal to twice the exercise price. The rights will have a similar effect if after they become exercisable the Company merges or effects certain other transactions.

     In certain circumstances, the rights may be redeemed by the Company at an initial redemption price of $.001 per right. If not redeemed, they will expire on February 21, 2008.

     A summary of the rights plan will be provided to Penn
Virginia's shareholders shortly after the record date.

     The bylaw amendments eliminate the ability of holders of 20% of the common stock to call shareholder meetings and require shareholders to give advance notice of director nominations and other proposals to be voted on at shareholders meetings.

     PVA is an energy company engaged primarily in the leasing of mineral rights, collection of royalties, and development and production of oil and natural gas. PVA is headquartered in Radnor, PA.